SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)*

OTR Acquisition Corp.
(Name of Issuer)
Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)
67113Q 105**
(CUSIP Number)
August 3, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**The CUSIP number for the Units which include the Common Stock is 67113Q 204 and the CUSIP number for the Warrants is 67113Q 113.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67113Q 105	13G	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS OTR Acquisition Sponsor LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY	5.	SOLE VOTING POWER 0
6.	SHARED VOTING POWER 2,611,838
EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 0
8.	SHARED DISPOSITIVE POWER 2,611,838
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,611,838*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(See Instructions)	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.7%*
12.	TYPE OF REPORTING PERSON (See Instructions) OO

* The securities are held directly by OTR Acquisition Sponsor LLC (the “Sponsor”) and indirectly by Nicholas J. Singer, who has sole voting and dispositive control of the managing member of the Sponsor, PC SPAC Holdings LLC, and Chief Executive Officer and Chairman of the Issuer. Mr. Singer may be deemed to have beneficial ownership of the common stock held directly by the Sponsor. Each such person disclaims any beneficial ownership of such securities except to the extent of any pecuniary interest they may have therein, directly or indirectly.

CUSIP No. 67113Q 105	13G	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS Nicholas J. Singer
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY	5.	SOLE VOTING POWER 0
6.	SHARED VOTING POWER 2,611,838
EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 0
8.	SHARED DISPOSITIVE POWER 2,611,838
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,611,838*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(See Instructions)	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.7%*
12.	TYPE OF REPORTING PERSON (See Instructions) IN

* The securities are held directly by OTR Acquisition Sponsor LLC (the “Sponsor”) and indirectly by Nicholas J. Singer, who has sole voting and dispositive control of the managing member of the Sponsor, PC SPAC Holdings LLC, and Chief Executive Officer and Chairman of the Issuer. Mr. Singer may be deemed to have beneficial ownership of the common stock held directly by the Sponsor. Each such person disclaims any beneficial ownership of such securities except to the extent of any pecuniary interest they may have therein, directly or indirectly.

CUSIP No. 67113Q 105	13G	Page 4 of 7 Pages

Item 1(a).	Name of Issuer:

OTR Acquisition Corp. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1395 Brickell Avenue, Suite 800, Miami, FL 33131

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	OTR Acquisition Sponsor LLC
(ii)	Nicholas J. Singer
Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of each of the Reporting Persons is 1395 Brickell Avenue, Suite 800, Miami, FL 33131.

Item 2(c).	Citizenship:

OTR Acquisition Sponsor, LLC is a Delaware limited liability company, and Nicholas J. Singer is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share (the “Shares”).

Item 2(e).	CUSIP Number:

67113Q 105

Item 3.		If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: Not Applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

Disclosure for each Reporting Person:

CUSIP No. 67113Q 105	13G	Page 5 of 7 Pages

(a)	Amount beneficially owned: OTR Acquisition Sponsor LLC – 2,611,838 Shares Nicholas J. Singer – 2,611,838 Shares

(b)	Percent of class: OTR Acquisition Sponsor LLC – 19.7% Nicholas J. Singer – 19.7%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: OTR Acquisition Sponsor LLC – 0 Nicholas J. Singer – 0
	(ii)	Shared power to vote or to direct the vote: OTR Acquisition Sponsor LLC – 2,611,838 Shares Nicholas J. Singer – 2,611,838 Shares
	(iii)	Sole power to dispose or to direct the disposition of: OTR Acquisition Sponsor LLC – 0 Nicholas J. Singer – 0
	(iv)	Shared power to dispose or to direct the disposition of: OTR Acquisition Sponsor LLC – 2,611,838 Shares Nicholas J. Singer – 2,611,838 Shares

OTR Acquisition Sponsor LLC (the “Sponsor”) holds 2,611,838 Shares, which represent 19.7% of the total Shares issued and outstanding, calculated based upon 13,242,017 shares of common stock outstanding (consisting of 10,630,179 shares of Class A common stock, par value $0.0001 per share, and 2,611,838 shares of Class B common stock, par value $0.0001 per share outstanding as of December 31, 2020) as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities Exchange Commission on January 4, 2021, after giving effect to the completion of the Issuer’s initial public offering and the expiration of the underwriters’ over-allotment option, as described therein.

The securities described above are held directly by the Sponsor and indirectly by Nicholas J. Singer, who has sole voting and dispositive control of the managing member of the Sponsor, PC SPAC Holdings LLC, and Chief Executive Officer and Chairman of the Issuer. Mr. Singer may be deemed to have beneficial ownership of the common stock held directly by the Sponsor. Each such person disclaims any beneficial ownership of such securities except to the extent of any pecuniary interest they may have therein, directly or indirectly.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

CUSIP No. 67113Q 105	13G	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2021

OTR ACQUISITION SPONSOR LLC PC SPAC HOLDINGS, its Managing Member By: Purchase Capital Investments LLC, its sole member By: Purchase Capital LLC, its sole member

By:	/s/ Nicholas J. Singer
Name: Nicholas J. Singer
Title: Authorized Signatory

/s/ Nicholas J. Singer
Name: Nicholas J. Singer